Exhibit 99.1
China Xiniya Fashion Limited Reports Fiscal Year 2010 Financial Results
JINJIANG, FUJIAN, China—(BUSINESS WIRE)—March 29, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE: XNY), a leading provider of men’s business casual apparel in China, today reported financial results for fiscal year 2010. The financial statements and other financial information included in this press release are prepared in conformity with International Financial Reporting Standards (“IFRS”).
The Company publishes its financial statements in Renminbi (“RMB”). Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 30, 2010, which was RMB6.6000 to $1.00.
Fiscal Year 2010 Highlights
•	Total revenue in 2010 increased by 33.8% year-over-year to RMB899.3 million ($136.3 million) — at the high-end of prior guidance of RMB880 million to RMB900 million.

•	Gross profit margin was 34.5% in 2010 compared to 34.7% in 2009; a 21.6% increase in ASP helped to offset the increase in materials and labor costs.

•	Net profit increased 29.8% year-over-year to RMB252.3 million compared with RMB194.3 million in 2009.

•	Earnings per ADS increased by 27.1% year-over-year to $0.75 per ADS in 2010.

•	Non-IFRS earnings per ADS (excluding share-based compensation expenses) increased by 28.8% year-over-year to $0.76 per ADS in 2010.

•	Xiniya added 223 new retail outlets opened by its network of authorized retailers, which was higher than the original planned increase of 180-200 new outlets.
Guidance
•	Following a successful bi-annual sales fair held in September 2010, first quarter 2011 revenue in RMB is expected to increase by 29%-30% compared to the first quarter of 2010. Gross margin in the first quarter of 2011 is expected to range between 33%-34% versus 32.5% in the first quarter of 2010.

•	Earnings per ADS are expected to be in the range of $0.08-$0.09 compared to $0.09 in the first quarter of 2010, due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010. Xiniya’s tax rate will increase to 25% from 2011 onwards versus a rate of 12.6% in 2010.

•	Revenue in RMB in the first half of 2011 is expected to increase by 27%-30% and gross margin is expected to be in the range of 32-33% compared with 31.9% in the first half of 2010.

•	Xiniya plans to increase the number of retail outlets managed or authorized by its distributors by approximately 180 to 220 in 2011.

•	Through February 2011, Xiniya’s network of authorized distributers added 28 new retail stores compared to 24 stores added in the first two months of 2010. As of March 28, 2011, a total of 41 new retail stores have been added, compared to 35 new stores added in the first three months of 2010. In 2010, 39% of our new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half.
Mr. Qiming Xu, Chairman and Chief Executive Officer, commented, “After our successful listing on the New York Stock Exchange last November, I am pleased to announce our strong operating performance for the year ended December 31, 2010. Our business casual assortment was well received in the marketplace and was the main driver behind our solid sales growth for the year. Going forward, we expect continued growth in the first half of 2011 and continued momentum during the year as we will be allocating more resources towards our marketing activities. We are strengthening our brand to position ourselves for long-term growth and become one of the leading menswear brands in China.”
Fiscal Year 2010 Results
Revenue for the year ended December 31, 2010 was RMB899.3 million, compared with revenue of RMB672.1 million for the year ended December 31, 2009, which represented a 33.8% increase. Revenue was driven by volume growth of 10.0%, with the number of units sold increasing from 5.1 million units in 2009 to 5.6 million units in 2010. ASP grew 21.6% from RMB131.7 in 2009 to RMB160.2 in 2010, which was attributable to approximately a 13% benefit from a change in product mix and approximately an 8% increase to reflect higher materials and labor costs.
At the end of 2010, Xiniya completed the restructuring of its department store chains operated by department store operators, placing them under the supervision of its distributors. This initiative increased sales rebates in 2010 by approximately RMB9 million, which negatively impacted revenue growth by approximately 1% for the full year. Xiniya will begin to realize the full effect of an increase in sales rebates granted to distributors from 2011 onwards, but the Company believes this is an important measure to streamline its distribution network and strengthen control over its retail channels, which will ultimately contribute to improved long-term operational efficiency.
During 2010, Xiniya’s authorized network of retailers opened 223 new retail outlets, which was higher than the Company’s original planned increase of 180-200 new outlets. The total store count as of December 31, 2010 was 1,404. The Company places significant emphasis on opening quality stores and maintaining sustainable store expansion rates. The chart below sets forth the number of retail stores by outlet type.

	As of December 31,
Outlet Type	2008	2009	2010
Flagship	1	1	1
Managed by Distributors	30	49	68
Managed by Department Store Chains	257	304	326
Managed by Authorized Retailers	720	827	1,009

Total Store Counts	1,008	1,181	1,404

Gross profit increased 32.9% to RMB310.0 million in 2010 from RMB233.3 million in 2009. Gross margin was 34.5% compared with 34.7% achieved in 2009. The modest decline in gross margin was mainly attributable to the increase in outsourced production and the increase in sales rebates arising from the restructuring of our sales outlets that resulted in the department store chains coming under the direct supervision of the distributors. ASP growth of 21.6% in 2010 helped to mitigate higher materials and labor costs.
Selling and distribution expenses increased by 38.0% year-over-year due to an increase in freight, sales fair and packaging expenses. Advertising and promotional expense accounted for RMB3.9 million, or 0.4% of revenue, in 2010, compared with RMB4.5 million, or 0.7% of revenue, in 2009. This expense was mainly related to the sponsorship agreement with the Company’s spokesperson, Jacky Cheung, one of the leading pop stars in China.
Administrative expenses were significantly higher, rising to RMB10.1 million in 2010 from RMB2.9 million in 2009, due to an increase in the number of personnel, public company listing fees of approximately RMB2.2 million and share-based compensation expenses of approximately RMB2.2 million. Furthermore, the number of administrative and sales staff increased to 85 in 2010 compared to 62 in 2009.
Operating profit before taxes of RMB288.8 million in 2010 represented an increase of 29.8% compared with RMB222.5 million in the prior year. Operating margin was 32.1% in 2010 compared with 33.1% in 2009.
Non-IFRS operating income (ie, excluding share-based compensation expenses) in 2010 increased 30.8% to RMB290.9 million compared with RMB222.5 million in the prior year. Non-IFRS operating income margin was 32.4% in 2010 compared with 33.1% in the prior year.
Interest income was RMB0.8 million in both 2009 and 2010.
Income tax expense was RMB36.4 million in 2010, which resulted in an effective tax rate of 12.6%. This compares with income tax expense of RMB28.1 million and an effective tax rate of 12.6% in 2009.
Profit for the year increased 29.8% year-over-year to RMB252.3 million compared with RMB194.3 million. Earnings per ADS were $0.75 per ADS in 2010, compared to $0.59 per ADS in 2009. Non-IFRS earnings per ADS (excluding share-based compensation expenses) increased by 28.8% year-over-year to $0.76 per ADS in 2010.

Financial Position
As of December 31, 2010, the Company had cash and cash equivalents of RMB862.8 million. The cash balance included RMB519.9 million, or approximately $78.8 million in net proceeds from the Company’s initial public offering of its American depositary shares, which was successfully completed on November 23, 2010.
As of December 31, 2010, the Company had trade receivables of RMB221.4 million arising wholly from its sales recognized during the fourth quarter of 2010. The trade receivables as of December 31, 2010 were down from RMB276.0 million in trade receivables as of September 30, 2010 which were entirely related to sales recognized during the third quarter of 2010. The trade receivables outstanding as of December 31, 2010 were fully collected by March 28, 2011 in accordance with the Company’s standard maximum 90-day credit terms. The three-months moving average trade receivables turnover days were 67 days and 64 days as of December 31, 2010 and March 28, 2011, respectively. The trade receivables as of March 28, 2011 are entirely related to sales recognized during the first quarter of 2011.
Outlook for First Quarter 2011
Following a strong response to the Xiniya brand during the bi-annual sales fair in September 2010, revenue for the first quarter ended March 31, 2011, is expected to increase 29%-30% in RMB terms, based on the anticipated increase in unit volume of approximately 8%-9% and ASP growth of approximately 18%-19%. ASP is expected to be higher in the first quarter of 2011 as compared to the prior year driven mainly by the shift in product mix. Xiniya improved its product mix by introducing more new designs and higher quality products. The Company also held its sales fair earlier in September 2010, thereby allowing its OEMs to purchase their materials earlier in an effort to manage rising materials costs.
Gross margin is expected to be in the range of 33%-34% in the first quarter of 2011 versus 32.5% in the first quarter of 2010. An 18%-19% increase in ASP is expected to fully offset the increase in materials and labor costs as well as the impact of sales rebate increases, leading to overall gross margin improvement.
Earnings per ADS are expected to be in the range of $0.08-$0.09, which compares to $0.09 in the prior year period. Due to the expiration of its preferential PRC tax treatment at the end of 2010, Xiniya’s tax rate will increase to 25% from 2011 onwards versus a rate of 12.6% in 2010.
Outlook for First Half 2011
Based on the planned production and delivery schedule, Xiniya expects to realize revenue growth in the first half of 2011 of approximately 27%-30% in RMB terms compared to the same period in 2010. The growth is expected to be mainly attributable to organic sales growth at existing stores as well as additions of new stores, which is projected to lead to overall increases of approximately 16%-17% in unit volume and approximately 10%-11% in ASP.
Gross margin in the first half of 2011 is expected to be in the 32%-33% range, compared with 31.9% in the first half of 2010. A projected 10%-11% increase in ASP is expected to fully offset the increase in materials and labor costs as well as the impact of sales rebate increases, leading to overall gross margin improvement.
Momentum of new store openings remains strong. As of the end of February 2011, Xiniya’s network of authorized distributors added 28 new stores as compared to 24 during same period in 2010. As of March 28, 2011, a total of 41 new retail stores have been added, compared to 35 new stores added in the first three months of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half. For the full year 2011, Xiniya targets the opening of 180-220 additional stores by its authorized retailer network.
Conference Call
Xiniya will host a conference call and live webcast at 9 am Eastern Standard Time (EST) (9 pm Beijing time on March 29, 2011).
The dial-in details for the live conference call are as follows:
•	Participant Dial In (Toll Free USA): 1-877-317-6789
•	International Dial In: +1 412-317-6789

•	China Toll Free (Northern): 10-800-712-2304
•	China Toll Free (Southern): 10-800-120-2304
•	Hong Kong Toll Free: 800-962-475 Conference ID: — 449451
A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.
A telephone replay of the call will be available 1 hour after the end of the conference through April 8, 2011 at 9:00 AM EDT.
     The dial-in details for the replay are as follows:
•	US Toll Free: 1-877-344-7529
•	International Toll: 1-412-317-0088 Conference Number: — 449451
Use OF Non-IFRS Financial Measures
The Company has included in this press release certain non-IFRS financial measures, including measures that exclude share-based compensation. The Company believes that both management and investors benefit from referring to these non-IFRS financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-IFRS financial measures on a stand-alone basis or as a substitute for IFRS measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of IFRS measures with non-IFRS measures also included herein.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.
About China Xiniya Fashion Limited
Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:
China Xiniya Fashion Limited
Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com
Christensen
Kimberly Minarovich
Telephone: +1 212-618-1978
Email: kminarovich@christensenir.com
or
Linda Bergkamp
Telephone: +1 480 614-3000
Email: lbergkamp@christensenir.com

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Chinese Renminbi in thousands except shares and per share and per ADS data)
For the Three Months and Years Ended December 31, 2009 and 2010

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2010	2009	2010
Revenue	256,867	333,556	672,075	899,252

Cost of sales	(159,293)	(213,957)	(438,773)	(589,233)

Gross profit	97,574	119,599	233,302	310,019

Interest income	241	236	793	847

Selling and distribution expenses	(2,317)	(2,964)	(8,744)	(11,999)

Administrative expenses	(826)	(6,055)	(2,898)	(10,108)

Profit before taxation	94,672	110,816	222,453	288,759

Income tax expense	(11,897)	(13,957)	(28,109)	(36,413)

Profit for the year	82,775	96,859	194,344	252,346

Earnings per share — basic and diluted (in RMB)	0.41	0.45	0.97	1.24
Earnings per ADS — basic and diluted (in USD)	0.25	0.27	0.59	0.75

Weighted average shares outstanding in the period	200,000,000	213,565,217	200,000,000	203,419,178
Weighted average ADS outstanding in the period	50,000,000	53,391,304	50,000,000	50,854,795
One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Chinese Renminbi in thousands)
As at December 31, 2009 and 2010

	2009	2010
Assets
Non-current assets
Property, plant and equipment	2,776	1,642
Prepayments	—	5,018

Total non-current assets	2,776	6,660

Current assets
Cash and cash equivalents	142,302	862,797
Trade receivables	127,819	221,356
Inventories	11,018	5,658
Other receivables and prepayments	2,575	5,054

Total current assets	283,714	1,094,865

Total assets	286,490	1,101,525

Equity and liabilities
Equity
Share capital	9,843	77
Additional paid-in capital	—	529,650
Statutory reserve	43,897	69,351
Retained earnings	174,667	403,754

Total equity	228,407	1,002,832

Current liabilities
Trade payables	28,017	46,358
Other payables and accruals	18,168	38,378
Current income tax payable	11,898	13,957

Total current liabilities	58,083	98,693

Total equity and liabilities	286,490	1,101,525

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Chinese Renminbi in thousands)
For the Years Ended December 31, 2009 and 2010

	2009	2010
Cash flows from operating activities:
Profit before taxation	222,453	288,759
Adjustments for:
Depreciation for property, plant and equipment	518	389
Loss on disposal of property, plant and equipment	—	351
Share-based compensation	—	2,195

Operating profit before working capital changes	222,971	291,694
Increase in trade receivable	(77,162)	(93,537)
(Increase)/decrease in inventories	(7,524)	5,360
(Increase)/decrease in other receivables and prepayments	4,506	(8,400)
Increase/(decrease) in trade payables	(15,743)	18,341
Increase/(decrease) in other payables and accruals	(3,821)	12,472

Cash generated by operating activities	123,227	225,930
Income tax paid	(23,458)	(34,354)

Net cash generated by operating activities	99,769	191,576
Cash flows from investing activities:
Proceeds from the disposal of property, plant and equipment	—	396
Acquisition of property, plant and equipment	—	(2)

Net cash generated by investing activities	—	394
Cash flows from financing activities:
Proceeds from share issued, net	—	519,884
Dividends paid	(113,339)	—
Increase/(decrease) in advance to and from director	(767)	8,641

Net cash (used in)/generated by financing activities	(114,106)	528,525
Net increase/(decrease) in cash and cash equivalents	(14,337)	720,495
Cash and cash equivalents at beginning of the year	156,639	142,302

Cash and cash equivalents at end of the year	142,302	862,797

CHINA XINIYA FASHION LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL DATA
(in thousands of Renminbi, except for ADS data and per ADS data)

	Three months ended			Twelve months ended
	December 31,			December 31,
	2009	2010	%	2009	2010	%

IFRS operating expenses	(3,143)	(9,019)	187.0%	(11,642)	(22,107)	89.9%
Adjustment:
Share-based compensation	—	2,195		—	2,195

Non-IFRS operating expenses	(3,143)	(6,824)	117.1%	(11,642)	(19,912)	71.0%

IFRS profit before taxation	94,672	110,816	17.1%	222,453	288,759	29.8%
IFRS operating margin	36.9%	33.2%		33.1%	32.1%
Adjustment:
Share-based compensation	—	2,195		—	2,195

Non-IFRS profit before taxation	94,672	113,011	19.4%	222,453	290,954	30.8%
Non-IFRS operating margin	36.9%	33.9%		33.1%	32.4%

IFRS profit for the year	82,775	96,859	17.0%	194,344	252,346	29.8%
IFRS net margin	32.2%	29.0%		28.9%	28.1%
Adjustment:
Share-based compensation	—	2,195		—	2,195

Non-IFRS profit for the year	82,775	99,054	19.7%	194,344	254,541	31.0%
Non-IFRS net margin	32.2%	29.7%		28.9%	28.3%

IFRS Earnings per ADS	0.25	0.27	8.0%	0.59	0.75	27.1%
Adjustment:
Share-based compensation	—	0.01		—	0.01

Non-IFRS Earnings per ADS	0.25	0.28	12.0%	0.59	0.76	28.8%

Weighted average ADS outstanding, basic and diluted (in thousands)[1]	50,000	53,391		50,000	50,855

[1]	Each ADS represents four ordinary shares.